Exhibit 99.3

Industrie Canada	Industry Canada

Certificate of Amendment	Certificat de modification

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Hydrogenics Corporation -

Corporation Hydrogénique			718850-1

Name of corporation-Dénomination de la société			Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:			Je certifie que les statuts de la société susmentionnée ont été modifiés:

a)	under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a)	en vertu de l’article 13 de la Loi canadienne sur les sociétés par actions, conformément à l’avis ci-joint;

b)	under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b)	en vertu de l’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

c)	under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☒	c)	en vertu de l’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

d)	under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d)	en vertu de l’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;

March 8, 2010 / le 8 mars 2010
Richard G. Shaw	Date of Amendment - Date de modification
Director - Directeur

Industry Canada	Industrie Canada	ELECTRONIC TRANSACTION REPORT	RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions	ARTICLES OF AMENDMENT (SECTIONS 27 OR 177)	CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

Processing Type - Mode de traitement:          E-Commerce/Commerce-É

1.	Name of Corporation - Dénomination de la société

Hydrogenics Corporation -
Corporation Hydrogénique

2.	Corporation No. - N° de la société

718850-1

3.	The articles of the above-named corporation are amended as follows:
Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) Please specify.

The certificate and articles of the Corporation are hereby amended to:

(i) effective as at 12:01 a.m. (Toronto time) on March 12, 2010 the authorized capital of the Corporation shall be altered by consolidating all of the issued and outstanding Common Shares of the Corporation without par value on the basis of 1 post-consolidation share for every 25 pre-consolidation shares; and

(ii) in the event that the consolidation would otherwise result in the issuance of a fractional share, no fractional share shall be issued and such fraction will be rounded down to the nearest whole number.

Date	Name - Nom	Signature	Capacity of - en qualité
2010-03-08	LAWRENCE DAVIS		AUTHORIZED OFFICER